

Mail Stop 4720

September 29, 2015

VIA E-mail
Ms. Cynthia M. Butitta
Chief Financial Officer and
   Chief Operating Officer
Kite Pharma, Inc.
2225 Colorado Avenue
Santa Monica, CA 90404

> **Re: Kite Pharma, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 26, 2015**
> **File No. 001-36508**

Dear Ms. Butitta:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　/s/ Joel Parker

　　　　　　　　　　　　　Joel Parker
　　　　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　　　　Office of Healthcare and Insurance